Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

December 11, 2009

iPath Exchange Traded Notes

iPath® Dow Jones-UBS Commodity Index Total ReturnSM ETN

iPath Exchange Traded Notes (“iPath ETNs”) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC that are linked to the total return of a market index or strategy with the trading flexibility of an equity. Investors can trade the iPath ETNs on exchange at market price or receive a cash payment at the scheduled maturity or early redemption1, based on the performance of the index less investor fees. The iPath® Dow Jones-UBS Commodity Index Total ReturnSM ETN is designed to provide investors with cost-effective exposure to broadbased commodities as measured by the Dow Jones-UBS Commodity Index Total ReturnSM (the “Index”).

NOTE DETAILS

Index	Dow Jones-UBS Commodity Index Total ReturnSM
Bloomberg index ticker	DJUBSTR
CUSIP	06738C778
ISIN	US06738C7781
Yearly Fee*	0.75%
Inception date	6-Jun-06
Maturity date	12-Jun-36
Primary Exchange	NYSE Arca
Secondary Exchange	SGX-ST

	NYSE Arca	SGX-ST
Exchange Code	DJP	J1QZ
Intraday indicative value ticker	DJPIV	DJPIV
Board Lot	1	100

*	The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the closing value of the index on the inception date of the securities.

ISSUER DETAILS

Barclays Bank PLC’s long-term, unsecured obligations**
S&P rating	AA-
Moody’s rating	Aa3

The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The iPath ETNs rely on the rating of their issuer, Barclays Bank PLC.

**	We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

INDEX SECTOR BREAKDOWN

Sources: Dow Jones and UBS Securities LLC as of 30 Sept 2009. Subject to change.

[1]

Subject to a minimum redemption of at least 50,000 securities, investors may redeem the iPath® Dow Jones-UBS Commodity Index Total ReturnSM ETN on any Singapore redemption date directly with the issuer, Barclays Bank PLC, subject to the terms and procedures described in the U.S. Base Prospectus, U.S. Prospectus Supplement, U.S. Pricing Supplement and the Singapore Introductory Document (collectively, the “Offering Documents”.)

For a full product description, please refer to the Offering Documents and the documents incorporated by reference to such documents.

INDEX CORRELATIONS

Dow Jones-UBS Commodity Index Total ReturnSM	1.00
S&P GSCI® Total Return Index	0.91
S&P GSCI® Crude Oil Total Return Index	0.76
S&P 500® Index	0.25
Barclays Capital U.S. Aggregate Bond Index	0.07
MSCI EAFE Index	0.39

Sources: S&P, Dow Jones, UBS Securities LLC, Barclays Capital, MSCI Inc., Bloomberg, BGI Sept 2004 - Sept 2009, based on monthly returns.

INDEX TOTAL RETURNS & STANDARD DEVIATION

(as of 30 Sept 2009)

	1-YEAR RETURN %	3-YEAR RETURN % ANNUALIZED	5-YEAR RETURN % ANNUALIZED	STANDARD DEVIATION % ANNUALIZED^
Dow Jones-UBS Commodity Index Total ReturnSM	-23.71	-4.91	-0.70	20.44
S&P GSCI® Total Return Index	-44.52	-10.80	-6.71	28.56
S&P GSCI® Crude Oil Total Return Index	-58.85	-15.89	-10.53	36.66
S&P 500® Index	-6.91	-5.43	1.02	15.96
Barclays Capital U.S. Aggregate Bond Index	10.56	6.41	5.13	3.62
MSCI EAFE Index	3.23	-3.60	6.07	19.92

^	Based on monthly returns for Sept 2004 - Sept 2009. Sources: S&P, Dow Jones, UBS Securities LLC, Barclays Capital, MSCI Inc., Bloomberg and BGI.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past or hypothetical performance does not guarantee future results. For current index and iPath ETN performance, go to www.iPathAsia.com.

DOW JONES-UBS COMMODITY INDEX TOTAL RETURNSM

The Dow Jones-UBS Commodity Index Total ReturnSM was introduced in July 1998 to provide a unique, diversified, economically rational and liquid benchmark for commodities as an asset class. The Index was created using the following four main principles as goals: economic significances (as measured by liquidity data and dollar weighted production data of a particular commodity), diversification, continuity and liquidity. The Index currently is composed of the prices of 19 exchange traded futures contracts on physical commodities.

TOP TEN CONTRACTS INCLUDED IN THE DOW JONES-UBS COMMODITY INDEX TOTAL RETURNSM#

COMMODITY	TICKER	WEIGHTING	TRADING FACILITY	COMMODITY GROUP
Oil - WTI Crude Oil Contract	CL	16.81%	NYM	Energy
Copper	HG	11.18%	LME	Industrial Metals
Gold	GC	7.73%	NYM	Precious Metals
Natural Gas	NG	8.04%	NYM	Energy
Soybeans	S	5.84%	CBT	Agriculture
Aluminum	AD	6.79%	LME	Industrial Metals
RBOB	RB	4.76%	NYM	Energy
Corn	C	3.88%	CBT	Agriculture
Sugar	SB	5.20%	NYF	Agriculture
Zinc	ZN	3.92%	LME	Industrial Metals

#

Sources: Dow Jones and UBS Securities LLC as of 30 Sept 2009. Subject to change. NYM-NYMEX Division New York Mercantile Exchange, CBT-Chicago Board of Trade, CME-Chicago Mercantile Exchange, LME-London Mercantile Exchange, CMX-COMEX Division-New York Mercantile Exchange, NYF-ICE Futures U.S..

IMPORTANT INFORMATION

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the Offering Documents and documents incorporated by reference to such documents.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Offering Documents and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathAsia.com (for investors of the iPath ETNs in Singapore) or EDGAR on the SEC website at www.sec.gov (for investors of the iPath ETNs in the U.S.). Alternatively, Barclays Bank PLC will arrange to send you the Offering Documents if you request them by calling +65 6308 3888 (for investors of the iPath ETNs in Singapore) or emailing info.iPathAsia@barclayscapital.com (for investors of the iPath ETNs in Singapore), or by calling toll free 1-877-76-IPATH (for investors of the iPath ETNs in the U.S.) or investors of the iPath ETNs in the U.S. may request from any other dealer participating in the offering.

iPath ETNs are unsecured obligations of Barclays Bank PLC and are not secured debt. iPath ETNs are riskier than ordinary unsecured debt securities and you may lose some or all of your principal. Risks of investing in the iPath ETNs include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the iPath ETNs is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your iPath ETNs even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

Investors of the iPath ETNs in Singapore should also be aware of the risks relating to trading of the iPath ETNs on the SGX-ST, exchange rate risks and the difficulties in enforcing foreign judgments against Barclays Bank PLC and its management. Further, the return on an investment in the iPath ETNs will be affected by charges incurred by the investors of the iPath ETNs in Singapore. For a description of these risk factors, please see “Risk Factors” in the Singapore Introductory Document.

The iPath ETNs may be sold during trading hours on the relevant securities exchange. There are restrictions on the minimum number of iPath ETNs you may redeem directly with the issuer as specified in the applicable Offering Documents. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of iPath ETNs. Sales in the secondary market may result in significant losses.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

Barclays Capital, the investment banking division of Barclays Bank PLC and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the iPath ETNs may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

Dow Jones®”, “DJ®” “UBS®”, “Dow Jones-UBS Commodity IndexSM”, “DJ-UBSCISM” and “Dow Jones-UBS Commodity Index Total ReturnSM” are servicemarks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC. The Securities based on the Dow Jones–UBS Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities LLC (“UBS Securities”), or any of their respective subsidiaries or affiliates and none of Dow Jones, UBS AG, UBS Securities, or any of their respective subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, or any of their affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Securities based on the index or any member of the public regarding the advisability of investing in securities or commodities generally or in the Securities based on the Dow Jones-UBS Commodity Index Total ReturnSM particularly.

© 2009 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED — NO BANK GUARANTEE — MAY LOSE VALUE

08 Dec 09